FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
April 24, 2006
GOLD RESERVE SIGNS EP&CM CONTRACTS AND UPDATES INITIAL CAPITAL COST ESTIMATE

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study (including any updates thereto) significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: April 24, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE SIGNS EP&CM CONTRACTS AND UPDATES INITIAL CAPITAL COST ESTIMATE


April 24, 2006                    NR 06-04

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) reports upon the completion of the initial engineering definition phase of the Brisas project and the signing of the Engineering Procurement and Construction Management (EP&CM) contracts with SNC- Lavalin Engineers & Constructors, Inc. and its affiliates ("SNC-Lavalin"). The scope of work for the contracts includes detailed engineering, procurement and construction management for the process, infrastructure, tailings and camp facilities as further defined in the EP&CM contracts.

Initial capital cost for the Brisas project is now estimated to be approximately $638 million compared to the January 2005 capital cost estimate of $552 million. The primary components of the estimated initial capital cost increases are: $29 million for flotation and grinding, $16.1 million for primary crushing and conveying, $14.6 million for camp and temporary services, $7.3 million for port facility for concentrate shipping and $10.4 million for contingency purposes. Value added tax of 14.0% on approximately 80% of the capital costs is not included in the current or previous capital cost estimates as it is expected to be exonerated and/or recovered pursuant to Venezuelan tax regulations.

The working capital, life of mine capital, closure costs and environmental management plans for the project are now being updated. This analysis is expected to be completed in the next five to six weeks. Thereafter, the Company will provide an updated project economic model for the Brisas project, including increases in recent reserve estimates and adjustments for the increase in gold and copper prices, since the completion of the economic model in the original feasibility study in January 2005 which utilized $400 per ounce gold and $1.00 per pound copper.

The Company's key conclusions from work to date:

  - The Brisas project has a favorable leverage to gold and copper prices and it is expected that each $0.10 increase/decrease in copper prices will decrease/increase net of by product cash operating costs by approximately $13 per ounce of gold produced, making copper an extremely valuable component of the project economics;
  - The Brisas project cash operating and total costs per ounce are anticipated to be positioned in the lower half of the worldwide gold industry cost curve;
  - The ore-body is very large, predictable and open for further expansion;
  - The ore-body is relatively simple to mine, although special attention is required to pit dewatering in order to ensure mining efficiencies, pit slope stability, and water quality issues;
  - The mining and processing methods are all based on conventional technology and no new or unproven technology will be employed; and
  - Existing infrastructure (including transportation and power transmission) near the Brisas project minimizes capital and operating costs.

Doug Belanger, President, stated, "We are pleased that the new capital cost estimate reflects a less than 16 percent increase while the industry as a whole has experienced capital cost increases of approximately 20 to 25 percent over the last 18 months. Brisas' sensitivity analysis indicates that the project economics are most sensitive to metal prices and operating costs and have a limited sensitivity to capital costs. As a result, we do not expect the increase in initial capital costs to negatively impact our ability to finance the project.

"With the completion of the engineering definition phase of the Brisas project and the signing of the EP&CM contracts we will continue our detailed project engineering activities. Upon receipt of the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from the Ministry of the Environment and Natural Resources, we expect to arrange the required financing necessary for construction of the Brisas project. Construction is expected to employ approximately 2,000 people directly and 9,000 people indirectly and, during production, provide approximately 900 full-time jobs and 6,000 indirect jobs.

"The significant increase in gold and copper prices, the low interest rate environment and the resurgence of the Venezuelan economy have come together at a critical time for the anticipated financing and development of the Brisas project. This should also have a substantial, positive impact on the local and regional economies of Venezuela and benefit the Venezuelan people."

Gold Reserve Inc. is a Canadian company that holds the rights to the Brisas gold/copper project and the Choco 5 exploration property in Bolivar State, Venezuela. The qualified person involved in the review of the information contained herein was Daniel M. Thompson, Manager-- Technical Services for Gold Reserve. Information regarding Gold Reserve Inc. is located at www.goldreserveinc.com .

References to cash operating costs per ounce (a non-GAAP measure of performance) we believe enables certain investors to better understand the Brisas Project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure-total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in foreign countries, corruption, requests for improper payments, uncertain legal enforcement, regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for the development of the Brisas project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas project, risk that actual mineral reserves may vary considerably from estimates presently made, impact of currency, metal prices and metal production volatility, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and risks normally incident to the operation and development of mining properties. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634